SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

Avalon Correctional Services, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001

(Title of Class of Securities)

053436 10 1

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 053436 10 1	Page 2 of 11 Pages

1.	NAME OF FILING PARTIES Robert E. Robotti
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 250,122

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 250,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,122

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
7.5%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 053436 10 1	Page 3 of 11 Pages

1.	NAME OF FILING PARTIES Isaac E. S. Schwartz
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 10,000

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 10,000

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 053436 10 1	Page 4 of 11 Pages

1.	NAME OF FILING PARTIES Kenneth R. Wasiak
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 250,122

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 250,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,122

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
7.5%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 053436 10 1	Page 5 of 11 Pages

1.	NAME OF FILING PARTIES Ravenswood Management Company, L.L.C.
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 250,122

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 250,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,122

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
7.5%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 053436 10 1	Page 6 of 11 Pages

1.	NAME OF FILING PARTIES The Ravenswood Investment Company, L.P.
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 250,122

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 250,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,122

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
7.5%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 053436 10 1		Page 7 of 11 Pages

STATEMENT ON SCHEDULE 13D

                     This Statement on Schedule 13D (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission") with respect to the Class A Common Stock, par value $0.001 per share, of Avalon Correctional Services, Inc.

Item 1.	Security and Issuer

                      This Statement relates to shares of the Class A Common Stock, par value $0.001 per share (the "Common Stock"), of Avalon Correctional Services, Inc. ("Avalon" or the "Issuer").  The address of the Issuer's principal executive office is 13401 Railway Drive, Oklahoma City, Oklahoma 73114.

Item 2.	Identity and Background

                       (a), (b),(c) and (f).  This Statement is filed on behalf of the following five persons: Robert E. Robotti ("Robotti"), Isaac E. S. Schwartz ("Schwartz"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," or "Ravenswood" and together with Robotti, Schwartz, Wasiak and RMC, the "Filing Parties").

                     Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of Robotti & Company, Incorporated ("ROBT").  Mr. Schwartz is a United States citizen and a licensed broker with Robotti & Company, LLC ("Robotti & Company"), a New York limited liability company and a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Members of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

                     The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

                     (d) and (e).  The Filing Parties have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                     The aggregate purchase price of the 10,000 shares of Common Stock held by these discretionary customers of Robotti & Company, for which Schwartz has investment discretion, is $27,512 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by these discretionary customers of Robotti & Company were paid for using their respective personal funds.

SCHEDULE 13D
CUSIP No. 053436 10 1		Page 8 of 11 Pages

                      The aggregate purchase price of the 250,122 shares of the Common Stock held by RIC is $581,328 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4.	Purpose of Transaction

                      On January 24, 2005, Ravenswood sent a letter to Donald E. Smith, Chairman of the Board and Chief Executive Officer of Avalon (the “January 25th Letter”).  In the letter, Ravenswood stated that although it was impressed with Avalon’s recent performance and future prospects, there were three recent developments that concerned Ravenswood:

                1.             Avalon has recently stated on more than one occasion that it is evaluating whether it will remain a reporting company.  Ravenswood would be extremely distressed if Avalon deregistered its shares without insuring continuing, regular shareholder access to management and financial and other information regarding Avalon.

                2.             Four of Avalon's outside directors have recently resigned, leaving it with no outside directors and with Mr. Donald Smith as the sole director.  Ravenswood stated that it was willing, working together with other large outside shareholders or not, to assist the Issuer in finding capable outside directors (possibly from within Ravenswood or an affiliated organization) who would represent all shareholders.

3. Recently, Ravenswood has been unable to elicit a response from Mr. Donald E. Smith to telephone and email inquiries from Ravenswood.

The January 24th Letter is filed as Exhibit No. 2 to this Schedule 13D and is incorporated herein by reference.

                      The Filing Parties believe the shares of the Common Stock trade at a substantial discount to the Issuer's private market value.  The Filing Parties may acquire additional shares of Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Filing Parties may engage in short selling of or hedging or similar transactions with respect to the shares of Common Stock.  Furthermore, the Filing Parties intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                      The Filing Parties do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

SCHEDULE 13D
CUSIP No. 053436 10 1			Page 9 of 11 Pages

Item 5.			Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(3)	250,122	0	250,122	7.2%

Schwartz (1)(2)	10,000	10,000	0	**

Wasiak (1)(3)	250,122	0	250,122	7.2%
RMC (1)(3)	250,122	0	250,122	7.2%
RIC (1)(3)	250,122	0	250,122	7.2%

                     *Based on 3,345,131 shares of Common Stock outstanding as of December 21, 2004, which is based upon 4,967,579 shares reported outstanding as of November 9, 2004 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 less 1,622,488 shares reported repurchased by the Issuer in its Current Report on Form 8-K filed with the Commission on December 22, 2004.
                     ** Less than one percent.

Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

Mr. Schwartz has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 10,000 shares of Common Stock owned by the customers of Robotti & Company for which Mr. Schwartz has investment discretion.

Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 250,122 shares of Common owned by RIC.

(c) During the past 60 days, the filing Parties effected no transactions in the Common Stock other than those set for the in the following table:
Filing Party	Date	Buy or Sell	Number of Shares	Price

RIC	12/16/2004	Buy	4,200	$2.20
Schwartz	01/06/2005	Buy	10.000	$2.7446
RIC	01/10/2005	Buy	6,336	$2.6473
RIC	01/12/2005	Buy	23,700	$2.6485
RIC	01/13/2005	Buy	12,500	$2.6754
RIC	01/14/2005	Buy	25,000	$2.54
RIC	01/18/2005	Buy	27,400	$2.45
RIC	01/19/2005	Buy	5,064	$2.2553
RIC	01/20/2005	Buy	2,300	$2.25
RIC	01/21/2005	Buy	9,600	$2.25
RIC	01/24/2005	Buy	8,200	$2.2535

All of the transactions listed above were effected in the open market.

SCHEDULE 13D
CUSIP No. 053436 10 1		Page 10 of 11 Pages

(d)

No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)	Not Applicable.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of January 25, 2005 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith:

	1.	Joint Filing Agreement dated January 25, 2005 by and among Robert E. Robotti, Isaac E. S. Schwartz, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

	2.	Letter dated and sent on January 24, 2005 from The Ravenswood Investment Company, L.P. to Donald E. Smith, Chairman of the Board and Chief Executive Officer, Avalon Correctional Services, Inc.

SCHEDULE 13D
CUSIP No. 053436 10 1			Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 25, 2005

/s/ Robert E. Robotti		/s/ Isaac E. S. Schwartz

Robert E. Robotti		Isaac E. S. Schwartz

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

The Ravenswood Investment Company, L.P.

		By:	Ravenswood Management Company, L.L. C.
Its General Partner
Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name Robert E. Robotti
	Title: Managing Member		Title: Managing Member